File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑      Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐      No ☑

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:          .]

Monthly Sales Report- December 2004	3
Regulated Announcement for the month of December 2004	4 ~ 5
Press Release for the month of December 2004	6 ~ 8
Signatures	9

MACRONIX INTERNATIONAL CO., LTD.

For the month of December 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2004.

Sales volume (NT$ : Thousand)

Time	Item	2004	2003	Changes	(%)
December	Invoice amount	1,308,739	1,654,551	-345,812	-20.90
December	Net Sales	1,302,828	1,647,899	-345,071	-20.94

Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	December, 2004 end	November, 2004 end	Limit of lending
MXIC	0	0	17,759,647
MXIC’s subsidiaries	1,453,903	1,447,098	5,379,533

Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	December	Bal. As of period end
MXIC	17,759,647	0	3,702,256
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,702,256
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose:

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities
Underlying assets/liabilities	286	Underlying assets/liabilities	0
Financial instruments	2,3	Financial instruments	0
Realized profit (loss)	1	Realized profit (loss)	0

4-2 Trading purpose : None

MACRONIX INTERNATIONAL CO., LTD.

For the month of December 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of December 2004.

The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of
		Supervisors and	shares held as	shares held as
Title	Name	Executive Officers)	November 30, 2004	December 31, 2004	Changes
Assistant Vice President	Y.L.Lin.	0	9,751,413	9,733,413	-18,000
Assistant Vice President	H.C.Liu	0	581,356	494,356	-87,000
Assistant Vice President	Allen Dai	0	278,646	260,646	-18,000
Assistant Vice President	C.D.Lin.	0	3,148,822	3,109,822	-39,000
Assistant Vice President	Winston Chen	0	646,267	199,267	-447,000
Assistant Vice President	Paul Yeh	0	8,852,102	8,798,102	-54,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares	Outstanding of units on	Outstanding of shares
November 30, 2004	on November 30, 2004	December 31, 2004	on December 31, 2004
2,350,715.3	23,507,153	2,350,715.3	23,507,153

Outstanding amount of Convertible Bonds :

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on November 30, 2004	On December 31, 2004
0.5% Convertible Bonds Due 2007	NT$28.2329	USD$100,000	USD$100,000
0% Convertible Bonds Due 2008	NT$11.9584	USD$6,400,000	USD$6,400,000

MACRONIX INTERNATIONAL CO., LTD.

For the month of December 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of December 2004.

The acquisition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/12/06	JF (TAIWAN) BOND FUND	20,255,274.8000	14.7931 ~ 14.8468	300,000,000

The disposition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/12/22	HSBC NTD Money Management Fund	27,707,930.7000	14.4766	401,116,630
2004/12/23	NITC BOND FUND	2,325,613.0000	158.8970 ~ 160.0600	370,555,248
2004/12/24	President James Bond Fund	20,051,379.6000	14.9609 ~ 15.0283	300,436,187
2004/12/24	First Global Investment Trust Wan Tai Bond Fund	29,450,111.0000	13.5803 ~ 13.6268	400,625,553
2004/12/28	Jihsun Bond Fund	30,168,284.7400	13.2917	400,987,790
2004/12/29	JF (TAIWAN) BOND FUND	20,255,274.8000	14.8026 ~ 14.8584	300,206,570
2004/12/30	Shinkong Chi-Shin Fund	21,551,650.1400	13.9549	300,751,122

MACRONIX INTERNATIONAL CO., LTD.

16, Li-Hsin Road, Science Park, Hsin-chu, Taiwan R.O.C.
Tel: 886-3578-6688 Fax:886-3-563-2888
http://www.macronix.com

Press Release	2004/12/29

Macronix Announce the Revision of 2004 Financial Forecast

Hsinchu, Taiwan, December 29, 2002 – Macronix International Co., Ltd. (“MXIC”, “the Company”) (TSEC:2337, NASDAQ:MXICY), today announced the revision of 2004 financial forecast after CPA review, filed in accordance with local regulatory requirements. Macronix expects that the new financial forecast which the net sales expects to be NT$22,769 million, with net income before tax of NT$150 million. Earning Per Share (EPS) is NT$0.03

The Company’s nine months accumulated net sales ended September 30 2004 reached NT$17,991 million and expects the fourth quarter net sales of NT$4,778 million. The 2004 net sales will be NT$22,769 million. The net sales by product mix will be follows, Flash accounts for 48% of net sales, Mask ROM accounts for 37%, System Logic accounts for 8% and Strategic Manufacturing Service accounts for 7%

Due to the semiconductor industry momentum can’t meet the original expectation, the average selling price erosion were larger than original expectation, the assumption for blended average selling price of Flash products will be decreased 19% compared to original financial forecast, the assumption for blended average selling price of Mask ROM products will be decreased 13% compared to original financial forecast, the assumption for blended average selling price of System Logic products will be decreased 5% compared to original financial forecast.

Despite the decline of average selling price trend, the Company devotes a lot of efforts to enhance the product portfolio and expand the customer base, as the result, the assumption of unit shipments for Flash products will be increased 4% compared to original financial forecast, the assumption of unit shipments for Mask ROM products will be increased 8% compared to original financial forecast; due to the new product rollout of System Logic was slower than original expectation, the assumption of unit shipments for System Logic products will be decreased 23% compared to original financial forecast.

The company expects the gross margin will be 17%, slightly decline by 1% compared to original financial forecast, gross profit will be decreased to NT$3,864 million, Operating expense expects to be NT$4,397 million, slightly decreased by NT$119 million compared to original financial forecast, as the results, it will generate unfavorable operating loss of NT$(534) million. Non- operating income will be decreased to NT$684 million, decreased by NT$287 million compared to original financial forecast, the decrease were caused by the unrealized foreign exchange loss, provision of inventory loss and lower than original expectation of long term investment income. The net income before tax will be NT$150 million.

Earning Per Share (EPS) is NT$0.03.
In order to provide shareholders with regularly updated operation and business condition. Macronix voluntary makes quarterly investor conference to all investors regarding the performance of previous quarter as well as the guidance of upcoming quarter. However, due to the nature of semiconductor business was cyclical, the average selling price of semiconductor products was very volatile, which may materially impact the financial performance of the company, therefore, the guidance need to be revised if there are any material change in business environment. The company could only continue to devote the resource in advanced process development and new products to be cost competitive for future growth.

2004     Revision of Financial Forecasts
As required by the Taiwan SFB, Macronix has published the original financial forecasts for the year ended 12/31/2004 on 4/30/2004. The announcement of original financial forecast shall be revised on 12/20/2004, The revision of financial forecast after CPA review announced on 12/29/04. The financial forecast was subject to significant risks and uncertainties.

NT$M ; except EPS	Original	Revised	Change

Net Sales Revenue	26,442	22,769	(3,673)
Gross Profit	4,653	3,863	(790)
Gross Margin	18%	17%
Operating Expenses	(4,516)	(4,397)	119
Operating Income	137	(534)	(671)
Net Non-Operating Income	971	684	(287)
Income Before Taxes	1,108	150	(958)
Net Income	1,108	150	(958)
EPS(NT$)	0.23	0.03

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, ”forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “Risk Factors” in the Company’s 2003 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2004. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix International Co., Ltd.

Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,500 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 Information Technology companies worldwide. In addition, Macronix’s CEO, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.

For more information, please visit the Company’s website at www.macronix.com.

Contacts:

Patrick Tang Macronix International Co., Ltd. Public Relations +0930 111 183 patricktang@mxic.com.tw	Jonathan Lee Macronix International Co., Ltd. Finance Center +03 578 6688 ext.76630 jonathanlee@mxic.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: January 21, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center